This is a form of a material change report required under Section 75(2) of the Securities Act (Ontario).

FORM 27

Securities Act

This is a form of a material change report required under Section 85(1) of the Securities Act (British Columbia).

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer

ALMADEN MINERALS LTD. (the "Issuer")

1103-750 West Pender Street

Vancouver, British Columbia  V6C 2T8

Telephone: (604) 689-7644

Item 2.

Date of Material Change

November 16, 2005

Item 3.

Press Release

Press release was issued in Vancouver, British Columbia for distribution on Canada NewsWire on November 17, 2005

Item 4.

Summary of Material Change

The Issuer closed a private placement of 3,700,000 Units at a price of $1.70 per Unit, which Placement was arranged through brokers, for gross proceeds of $6,290,000.

Item 5.

Full Description of Material Change

The Issuer closed a private placement of 3,700,000 Units at a price of $1.70 per Unit.  Each Unit consists of one common share and one Warrant entitling the holder to purchase, for a period of 2 years from the Closing, one additional common share at a price of $2.10 per share.  The Warrants contain a provision whereunder if, during the term of any unexercised Warrant commencing 4 months after the Closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $2.75 or greater the Company may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant failing which the Warrant will be deemed to have expired.

A cash commission of 7% of the total gross proceeds realized from the placement of the Units was paid together with non-transferable Broker’s Warrants in a number equal to 10% of the Units placed.  Each Broker’s Warrant entitles the holder to purchase, for a period of 2 years from the Closing, one common share at a price of $1.78 per share.

Item 6.

Reliance on Section 74(3) of the Act

No reliance is made on Section 74(3) as to confidentiality.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Duane Poliquin, President.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 18th day of November, 2005.

ALMADEN MINERALS LTD.

By:   “Duane Poliquin”

President & CEO

(Official Capacity)

Duane Poliquin